Exhibit 99.1

Consolidated Financial Statements
(In Canadian dollars)

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

KPMG LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge Street Suite 200 Toronto ON M2P 2H3 Canada	Telephone Fax Internet	(416) 228-7000 (416) 228-7123 www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Vasogen Inc. (a Development Stage Company) as at November 30, 2008 and 2007 and the consolidated statements of operations, deficit and comprehensive income and cash flows for each of the years in the three-year period ended November 30, 2008 and for the period from December 1, 1987 to November 30, 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 2008 and for the period from December 1, 1987 to November 30, 2008 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
February 25, 2009

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheets
(In thousands of Canadian dollars)

November 30, 2008 and 2007

	2008	2007

Assets

Current assets:
Cash and cash equivalents (note 3)	$8,556	$23,545
Clinical supplies (note 4)	–	1,363
Tax credits recoverable	582	1,565
Prepaid expenses and deposits	188	787
Change in fair value of forward foreign exchange contracts (note 14(a)(i))	–	376
	9,326	27,636

Property and equipment (note 6)	16	414

	$9,342	$28,050

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$101	$1,175
Accrued liabilities	1,141	3,519
	1,242	4,694

Shareholders' equity (note 8):
Share capital:
Authorized:
Unlimited common shares, without par value
Issued and outstanding:
22,424,719 common shares (2007 - 22,391,386)	365,677	365,670
Warrants	16,725	16,725
Contributed surplus	23,555	22,744
Deficit	(397,857)	(381,783)
	8,100	23,356

Basis of presentation - going concern (note 1)
Commitments and contingencies (note 15)
Subsequent events (note 19)

	$9,342	$28,050

See accompanying notes to consolidated financial statements.

On behalf of the Board:

David G. Elsley, Director	Terrance H. Gregg, Director

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations, Deficit and Comprehensive Income
(In thousands of Canadian dollars, except per share amounts)

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2008	2007	2006	2008

Expenses:
Research and development (note 17)	$8,794	$12,039	$32,732	$247,711
General and administration	8,098	14,259	19,251	125,326
Foreign exchange loss (gain)	(305)	1,977	104	10,665

Loss before the undernoted	(16,587)	(28,275)	(52,087)	(383,702)

Interest expense on senior convertible notes payable	–	(5)	(930)	(1,279)

Accretion in carrying value of senior convertible notes payable	–	(728)	(7,824)	(10,294)

Amortization of deferred financing costs	–	(154)	(2,495)	(3,057)

Loss on extinguishment of senior convertible notes payable	–	(1,754)	(4,995)	(6,749)

Investment income	513	1,310	1,971	13,838

Change in fair value of embedded derivatives	–	829	–	829

Loss and comprehensive loss for the period	(16,074)	(28,777)	(66,360)	(390,414)

Deficit, beginning of period:
As originally reported	(381,783)	(351,374)	(284,719)	(1,510)
Impact of change in accounting for stock-based compensation (note 2(l))	–	–	–	(4,006)
Impact of change in accounting for financial instruments on December 1, 2006 (note 2(o))	–	(1,632)	–	(1,632)
As revised	(381,783)	(353,006)	(284,719)

Charge for acceleration payments on equity component of senior convertible notes payable	–	–	(295)	(295)

Deficit, end of period	$(397,857)	$(381,783)	$(351,374)	$(397,857)

Basic and diluted loss per common share (notes 8 and 9)	$(0.72)	$(1.46)	$(7.05)

See accompanying notes to consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2008	2007	2006	2008

Cash provided by (used in):

Operating activities:
Loss for the period	$(16,074)	$(28,777)	$(66,360)	$(390,414)
Items not involving cash:
Amortization	217	503	782	6,377
Loss on disposition of property and equipment	125	–	–	125
Accretion in carrying value of senior convertible notes payable	–	728	7,824	10,294
Amortization of deferred financing costs	–	154	2,495	3,057
Loss on extinguishment of senior convertible notes payable	–	1,754	4,995	6,749
Change in fair value of embedded derivatives	–	(829)	–	(829)
Stock-based compensation	811	1,995	3,083	10,390
Common shares issued for services	–	–	36	2,485
Unrealized gain on forward foreign exchange contract	376	(376)	–	–
Unrealized foreign exchange loss (gain)	(124)	2,566	(65)	11,419
Other	–	–	–	(35)
Change in non-cash operating working capital (note 10(a))	(513)	(3,535)	(17,158)	438
	(15,182)	(25,817)	(64,368)	(339,944)

Financing activities:
Shares and warrants issued for cash	–	17,345	23,106	326,358
Warrants and options exercised for cash	–	–	–	24,610
Share issue costs	–	(1,440)	(2,221)	(24,646)
Issue (repayment) of senior convertible notes payable, net (note 7)	–	(924)	(3,976)	38,512
Cash released from restriction	–	6,403	5,298	–
Paid to related parties	–	–	–	(234)
	–	21,384	22,207	364,600

Investing activities:
Purchases of acquired technology	–	–	–	(1,283)
Purchases of property and equipment	(6)	(49)	(23)	(2,471)
Proceeds from disposition of property and equipment	62	–	–	62
Purchases of marketable securities	–	–	(80)	(244,846)
Settlement of forward foreign exchange contracts	–	10	(102)	(4,824)
Maturities of marketable securities	–	–	23,079	240,677
	56	(39)	22,874	(12,685)

Foreign exchange gain (loss) on cash held in foreign currency	137	(2,410)	(807)	(3,415)

Increase (decrease) in cash and cash equivalents	(14,989)	(6,882)	(20,094)	8,556

Cash and cash equivalents, beginning of period	23,545	30,427	50,521	–

Cash and cash equivalents, end of period	$8,556	$23,545	$30,427	$8,556

Supplemental cash flow information (note 10)

See accompanying notes to consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

1.	Basis of presentation - going concern:

Since its inception, the Company has been engaged in the research and commercial development of product candidates for the treatment of disease and has had no commercial operations.  The operations of the Company are not subject to any seasonality or cyclicality factors.

The consolidated financial statements presented have been prepared on the basis that the Company is considered a development stage enterprise and, accordingly, the consolidated statements of operations, deficit and comprehensive income and cash flows also reflect the cumulative amounts from December 1, 1987 (the date development operations commenced) to November 30, 2008.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  The Company has sustained losses since its formation and at November 30, 2008 had a deficit of $398 million.  On April 14, 2008, the Company undertook a significant reduction in work force after receiving communications from the United States Food and Drug Administration regarding additional clinical studies that would be required to receive approval for the Company's lead product, Celacade™, and in an effort to manage expenses, the Company suspended all operations related to the commercialization of Celacade™ in Europe.  On July 3, 2008, following an extensive review of the Company's VP Series of drug programs, the Company undertook an additional restructuring to further manage expenses as strategic alternatives are explored.  The Company has retained an investment bank to assist it in exploring these potential strategic alternatives.

While these consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern, the above matters raise substantial doubt about the Company's ability to continue to operate as currently structured.

The Company's future operations are completely dependent upon its ability to complete a sale, merger, acquisition or other strategic alternative, and/or secure additional funds.  If the Company cannot complete a sale, merger, acquisition or other strategic alternative, secure additional financing, or if it cannot secure additional financing on terms that would be acceptable to it, the Company will have to consider additional strategic alternatives which may include, among other strategies, exploring the monetization of certain intangible assets as well as seeking to outlicense assets, potential asset divestitures, winding up, dissolution or liquidation of the Company.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

2.	Significant accounting policies:

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which, except as described in note 18, conform, in all material respects, with accounting principles generally accepted in the United States ("United States GAAP").

(a)  Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Vasogen Ireland Limited (Irish-incorporated entity established in 1998) and Vasogen Corp. (Delaware-incorporated entity established in 2004).  The functional currency of both subsidiaries is the Canadian dollar.  All intercompany balances and transactions have been eliminated.

(b)  Cash and cash equivalents:

The Company considers unrestricted cash on hand, in banks, in term deposits and in highly liquid government, corporate bonds and commercial paper with original maturities of three months or less as cash and cash equivalents.  Cash equivalents are designated as held-for-trading and are carried at fair value.

(c)	Property and equipment:

Property and equipment are recorded at cost less any impairment losses recognized in accordance with note 2(g) and amortized on a straight-line basis over their estimated useful lives as follows:

Testing equipment	5 years
Computer and other equipment	5 years
Leasehold improvements	Over term of lease

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

2.	Significant accounting policies (continued):

(d)	Acquired technology:

Acquired technology, representing part of the Company's platform medical device technology, was stated at amortized cost less any impairment losses recognized in accordance with note 2(g).  Amortization was provided on a straight-line basis over 20 years, representing the term of the acquired patent.  The Company's acquired technology was fully amortized at November 30, 2007.  In 2008, amortization expense was nil (2007 - $0.3 million; 2006 - $0.3 million).

(e)	Deferred financing costs:

Deferred financing costs were comprised primarily of the placement fee and professional fees associated with the issuance of the Company's senior convertible notes payable.  Deferred financing costs were amortized over the term of the convertible notes using the effective yield method.  As a consequence of adopting The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855"), as described in note 2(o), deferred financing costs are accounted for as part of the financial liabilities' carrying value at inception.

(f)	Measurement uncertainty:

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period.  Actual results could differ from those estimates.

Key areas of estimates where management has made judgments, often as a result of matters that are inherently uncertain, include certain accrued liabilities and the valuation allowance on income taxes loss carryforwards.  Significant changes in the assumptions with respect to future business plans could materially change the recorded carrying amounts.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

2.	Significant accounting policies (continued):

(g)	Impairment of long-lived assets:

The Company periodically reviews the useful lives and the carrying values of its long-lived assets.  The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired.  An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.

(h)	Research and development:

Research costs are expensed as incurred.  Development costs are expensed as incurred unless they meet the criteria under Canadian GAAP for deferral and amortization.  The Company has not capitalized any such development costs to date.  Total research and development tax credits netted against research and development expenses on the consolidated statements of operations, deficit and comprehensive income are $0.2 million (2007 - $0.3 million; 2006 - $0.8 million; December 1, 1987 to November 30, 2008 - $3.5 million).

Tax credits recoverable include the Ontario Innovation Tax Credits, the Goods and Services Tax credits and other recoverable tax amounts.  These amounts are recoverable after the filing of various tax returns and the completion of various tax audits.

Clinical supplies represent the devices and disposables on hand at year end that will be consumed in the Company's future research and clinical trials.  These supplies were carried at the lower of cost, on a first-in-first-out basis, and replacement cost, adjusted for any impairment in value due to obsolescence and are expensed as research and development expenses when shipped to outsourced research centres or clinical sites.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

2.	Significant accounting policies (continued):

(i)	Derivative financial instruments:

The Company has been party to forward foreign exchange contracts in order to pursue its investment objectives without changing its foreign currency exposure.  These financial instruments are measured at fair value.  The unrealized gain or loss arising from changes in fair value of the forward foreign exchange contracts is included in the determination of loss for the period as the instruments are not considered hedging instruments.

(j)	Translation of foreign currency:

The functional currency of the Company is the Canadian dollar.  Accordingly, monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred.  Revenue and expenses are translated at rates in effect at the time of the transactions.  Foreign exchange gains and losses are included in the determination of loss for the period.

(k)	Income taxes and investment tax credits:

The Company accounts for income taxes by the asset and liability method.  Under the asset and liability method, future income tax assets and liabilities are recognized for the future income taxes attributable to temporary differences between the financial statement carrying values of existing assets and liabilities and their respective tax carrying values.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the period in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.

Future income tax assets recognized are reduced by a valuation allowance.  Management has provided a valuation allowance equivalent to the net future income tax asset balances, given that the Company's activities are in the development stage and the uncertainty that it will generate sufficient income for tax purposes to utilize the tax losses in the carryforward period.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

2.	Significant accounting policies (continued):

The benefits of tax credits for scientific research and development expenditures are recognized in the period the qualifying expenditures are made, provided there is reasonable assurance of recoverability.  The tax credits reduce the cost of property and equipment or research costs, as applicable.

(l)	Stock-based compensation plans:

The Company has two stock-based compensation plans, described in note 8(d).  Prior to December 1, 2004, stock-based awards granted to employees, directors and officers were accounted for using the settlement method.  On December 1, 2004, the Company adopted the fair value method of accounting for stock-based awards to employees, directors and officers granted or modified after December 1, 2002.  This method requires the Company to measure, as compensation cost, the fair value of all employee stock-based awards granted or modified since December 1, 2002 and to amortize this cost over the vesting period of the awards.  Fair value is determined using the Black-Scholes option pricing model.  The Company estimates forfeitures for each grant and incorporates this estimate into the calculation of compensation cost recorded each period.

Stock options and warrants awarded to non-employees are accounted for using the fair value method and expensed as the service or product is received.  The fair value of performance-based options is recognized over the estimated period to achievement of performance conditions.

(m)	Deferred share units plan:

The Company has a deferred share units ("DSU") plan, as described in note 8(e).  On the date of grant, the fair value of each DSU, being the fair market value of the Company's common shares at that date, is recorded as a liability on the Company's consolidated balance sheets.  The value of the DSU liability is adjusted to reflect changes in the market value of the Company's common shares at each period end.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

2.	Significant accounting policies (continued):

(n)	Basic and diluted loss per common share:

Basic loss per common share is computed by dividing loss for the period by the weighted average number of common shares outstanding during the reporting period.  Diluted loss per common share is computed similarly to basic loss per common share, except that the weighted average number of common shares outstanding is increased to include additional shares from the assumed exercise of stock options and warrants and the conversion of the senior convertible notes payable, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.  The additional shares would also include those shares issuable upon the assumed conversion of the senior convertible notes payable, with an adjustment to loss for the period to add back any interest paid to the note holders.  These common share equivalents are not included in the calculation of the weighted average number of common shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

(o)	Financial instruments:

Effective on December 1, 2006, the Company adopted the recommendations of CICA Handbook Section 1530, Comprehensive Income ("Section 1530"); Section 3855; Section 3861, Financial Instruments - Disclosure and Presentation ("Section 3861"); and Section 3251, Equity.  These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives.  Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity from transactions and other events and circumstances from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

2.	Significant accounting policies (continued):

Upon adoption of the new standards on December 1, 2006, the Company continued to account for cash equivalents held at that date as held-to-maturity investments, recorded at cost and accrued interest.  The Company designates all new cash equivalents acquired subsequent to December 1, 2006 as held-for-trading investments measured at fair value and the resulting gain or loss is recognized in the consolidated statements of operations, deficit and comprehensive income.  The effect of the change in accounting for cash equivalents is not material.

Accounts payable and accrued liabilities are classified as other financial liabilities.  The senior convertible notes payable were also accounted for as an other financial liability and were accounted for at amortized cost using the effective interest method, which was consistent with the Company's accounting policy prior to the adoption of Section 3855.

Section 3855 requires that the Company identify embedded derivatives that require separation from the related host contract and measure those embedded derivatives at fair value.  Subsequent changes in the fair value of embedded derivatives are recognized in the consolidated statements of operations, deficit and comprehensive income in the period the change occurs.  Freestanding derivatives not designated as hedging items are also measured at fair value with subsequent changes in fair value recognized in the consolidated statements of operations, deficit and comprehensive income in the period the change occurs.

Transactions costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability's carrying value at inception.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

2.	Significant accounting policies (continued):

The Company identified and measured all embedded derivatives that required separation and determined the fair value of those embedded derivatives at December 1, 2006.  As a result, the Company was required to revise the initial allocation of the proceeds received in connection with the issuance of the senior convertible notes payable, the warrants and the equity classified conversion option on October 7, 2005 and to remeasure any subsequent transactions affecting these items in accordance with Section 3855.  Prior to the adoption of Section 3855, the proceeds received were allocated on a relative fair value basis to the liability component, being the senior convertible notes payable; and to the equity components, being the warrants and the conversion option.  As a consequence of adopting Section 3855, the proceeds initially allocated to the senior convertible notes payable were further allocated to the embedded derivatives at their fair value and the residual amount to the senior convertible notes payable.  Any subsequent transactions affecting the carrying amount of the senior convertible notes payable, the embedded derivatives, the warrants and the equity conversion option were also remeasured in accordance with Section 3855.

As a result of adopting Section 3855, retrospectively without restatement, the Company recorded an increase of $1.6 million to deficit as at December 1, 2006, a decrease in the carrying amount of the senior convertible notes payable of $0.1 million, the initial recognition of an embedded derivatives liability of $0.8 million and an increase in share capital of $0.9 million at December 1, 2006.

(p)	Changes in accounting policy:

Financial instruments and capital disclosure:

Effective December 1, 2007, the Company adopted the recommendations of CICA Handbook Section 1535, Capital Disclosures ("Section 1535").  The new standard requires an entity to disclose information to enable users of its financial statements to evaluate the entity's objectives, policies and processes for managing capital.  Disclosure requirements pertaining to Section 1535 are contained in note 13.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

2.	Significant accounting policies (continued):

Effective December 1, 2007, the Company adopted the recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862").  Section 3862 provides standards for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with the financial instruments.  Disclosure requirements pertaining to Section 3862 are contained in note 14.

Effective December 1, 2007, the Company adopted the recommendations of CICA Handbook Section 3863, Financial Instruments - Presentation ("Section 3863"). Section 3863 provides standards for presentation of financial instruments and non-financial derivatives.  Adoption of this standard had no impact on the Company's financial instrument-related presentation disclosures.

(q)	Recent accounting pronouncements issued and not yet applied:

(i)	Inventories:

In May 2007, the Accounting Standards Board ("AcSB") issued Section 3031, Inventories, which supersedes existing guidance on inventories in Section 3030, Inventories.  This standard introduces significant changes to the measurement and disclosure of inventories, including the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the use of the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.  Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed.

This standard is effective for the Company for interim and annual financial statements beginning on December 1, 2008, and is expected to have no impact on the Company's consolidated financial position and results of operations.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

2.	Significant accounting policies (continued):

(ii)	General standards of financial statement presentation:

In May 2007, the AcSB amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern.  Management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet dates.  Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern.

These amendments are effective for the Company for interim and annual periods beginning on December 1, 2008 and are expected to have no impact on the Company's consolidated financial position and results of operations, as we have disclosed our assessment of going concern in note 1.

(iii)	Goodwill and intangible assets:

In November 2007, the CICA issued Section 3064, Goodwill and Intangible Assets ("Section 3064").  Section 3064, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  This standard is effective for the Company, for interim and annual consolidated financial statements beginning on December 1, 2008.  This section will have no current impact on the Company's financial position and results of operations as the Company has no recorded goodwill or unamortized intangible assets.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

2.	Significant accounting policies (continued):

(iv)	Business combinations:

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards.  This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value.  Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date.  The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date.  This standard is effective for business combinations with acquisition dates on or after January 1, 2011.  Earlier adoption is permitted.  The Company is currently assessing the impact this standard will have on its financial position and results of operations.

(v)	Consolidated financial statements:

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards.  This section establishes the standards for preparing consolidated financial statements and is effective for the Company on December 1, 2011.  Earlier adoption is permitted. The Company is currently assessing the impact this standard will have on its financial position and results of operations.

(vi)	Non-controlling interests:

In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination, and is effective for the Company on December 1, 2011.  The Company is currently assessing the impact this standard will have on its financial position and results of operations.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

2.	Significant accounting policies (continued):

(vii)	International financial reporting standards:

In February 2008, the CICA confirmed its strategy of replacing Canadian GAAP with International Financial Reporting Standards ("IFRS") for Canadian publicly accountable enterprises.  These new standards will be effective for the Company's interim and annual financial statements commencing December 1, 2011.  The Company is assessing the impact of the transition to IFRS on its financial statements.

3.	Cash and cash equivalents:

As at November 30, 2008, the Company held $8.5 million (2007 - $23.3 million) of cash equivalents, of which $0.9 million (U.S. $0.7 million) (2007 - $0.1 million (U.S. $0.1 million)) are denominated in U.S. dollars.  Cash equivalents consist of highly liquid government and corporate bonds having a single "A" credit rating or greater.

As at November 30, 2008, the Company's cash equivalents were held with major Canadian financial institutions, as detailed below:

Description	Maturity	Amount

Royal Bank of Canada
Bankers' Acceptance	December 1, 2008	$2,725
Royal Bank of Canada
Bankers' Acceptance	December 8, 2008	780
Royal Bank of Canada
Bankers' Acceptance	December 15, 2008	4,076
Royal Bank of Canada
U.S. Dollar Term Deposit	December 1, 2008	915

		$8,496

4.	Clinical supplies:

The costs of prepaid clinical supplies were capitalized on the basis that these supplies had future alternative uses related to the various clinical applications of the Celacade™ technology, and were expensed as they were shipped to outsourced research centers or clinical sites.  As a result of the April 2008 restructuring, the value of clinical supplies is not recoverable at November 30, 2008 and a write-down of $1.2 million was recorded.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

5.	Restricted cash:

Restricted cash represented cash on deposit to secure the letter of credit provided as security to the holders of the senior convertible notes payable.  The senior convertible notes payable were repaid in full in April 2007 and the letter of credit expired on July 3, 2007.  The obligation to retain a balance in restricted cash ceased at that time.

6.	Property and equipment:

		Accumulated	Net book
2008	Cost	amortization	value

Computer and other equipment	$130	$114	$16

		Accumulated	Net book
2007	Cost	amortization	value

Testing equipment	$936	$820	$116
Computer and other equipment	611	440	171
Leasehold improvements	366	239	127

	$1,913	$1,499	$414

In 2008, amortization expense was $0.2 million (2007 - $0.3 million; 2006 - $0.5 million).  The total impairment loss recorded through depreciation expense on the consolidated statements of operations and deficit and comprehensive income is $0.1 million (2007 - nil; 2006 - nil).

7.	Senior convertible notes payable:

On October 7, 2005, the Company, through its wholly owned subsidiary, Vasogen Ireland Limited, issued 6.45% U.S. $40.0 million senior convertible notes payable and 0.3 million common share purchase warrants for net proceeds of $42.8 million (gross proceeds of $47.0 million (U.S. $40.0 million) less issuance costs of $4.2 million).  The notes were repaid on April 1, 2007.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

8.	Shareholders' equity:

(a)	Consolidated statement of shareholders' equity:

	Number	Common shares' average share	Share	Contributed			Period from December 1, 1987 to November 30,
	of shares	price	capital	surplus	Warrants	Deficit	2008

Balance, December 1, 1987	103		$1,213	$–	$–	$(1,510)	$(297)
Period from December 1, 1987 to November 30, 2005:
Shares issued for cash	6,003		285,906	–	–	–	285,906
Shares issue costs	–		(22,753)	–	–	–	(22,753)
Fair value of stock options granted	–		–	3,826	–	–	3,826
Options exercised	503		7,669	–	–	–	7,669
Fair value of stock options and warrants issued to consultants	–		–	1,199	1,456	–	2,655
Debt conversion	61		650	–	–	–	650
Warrants exercised	1,129		16,940	–	–	–	16,940
Shares issued for services	159		2,450	–	–	–	2,450
Shares issued to acquire a license	191		2,799	–	–	–	2,799
Shares issued in advance for instalment payment on senior convertible notes payable	77		2,034	–	–	–	2,034
Instalment payment made in advance	–		(2,032)	8,774	–	–	6,742
Senior convertible notes	–		–	–	4,273	–	4,273
Financing costs on equity component of senior convertible notes	–		–	(789)	(384)	–	(1,173)
Transfer of stock options exercised	–		76	(76)	–	–	–
Transfer of forfeited unvested options	–		–	(211)	–	–	(211)
Loss	–		–	–	–	(279,203)	(279,203)
Change in accounting for stock-based compensation	–		55	3,951	–	(4,006)	–
Balance, November 30,2005	8,226		295,007	16,674	5,345	(284,719)	32,307

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

8.	Shareholders' equity (continued):

	Number	Common shares' average share	Share	Contributed			Period from December 1, 1987 to November 30,
	of shares	price	capital	surplus	Warrants	Deficit	2008
Balance, November 30,2005	8,226		295,007	16,674	5,345	(284,719)	32,307
Public offering (c)	4,319	4.19	18,082	–	5,024	–	23,106
Fair value of broker warrants (c)	–	–	–	–	705	–	705
Share issue costs (c)	–	–	(2,376)	–	(550)	–	(2,926)
Shares issued for deferred share units	2	18.00	36	–	–	–	36
Fair value of stock options granted	–	–	–	3,682	–	–	3,682
Shares issued for instalment payments on senior convertible notes payable	2,697	8.70	23,481	–	–	–	23,481
Shares and warrants issued for acceleration payments on senior convertible notes payable	411	23.66	9,723	(807)	2,322	(295)	10,943
Holders' conversion of notes	10	32.20	322	(59)	–	–	263
December 1, 2006 instalment payment made in advance	–	–	(2,090)	–	–	–	(2,090)
December 1, 2005 instalment payment in advance applied	–	–	2,032	–	–	–	2,032
Reversal of forfeited unvested options	–	–	–	(599)	–	–	(599)
Transfer of forfeited and expired vested warrants	–	–	–	1,456	(1,456)	–	–
Loss	–		–	–	–	(66,360)	(66,360)
Balance, November 30,2006, as originally reported	15,665		344,217	20,347	11,390	(351,374)	24,580

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

8.	Shareholders' equity (continued):

	Number	Common shares' average share	Share	Contributed			Period from December 1, 1987 to November 30,
	of shares	price	capital	surplus	Warrants	Deficit	2008

Balance, November 30, 2006, as originally reported	15,665		344,217	20,347	11,390	(351,374)	24,580
Impact of change in accounting for financial instruments	–	–	914	–	–	(1,632)	(718)

Balance, November 30, 2006, as revised	15,665		345,131	20,347	11,390	(353,006)	23,862
Public offering (c)	4,917	2.32	11,425	–	5,920	–	17,345
Fair value of broker warrants	–	–	–	–	470	–	470
Share issue costs	–	–	(1,257)	–	(653)	–	(1,910)
Fair value of stock options granted	–	–	–	1,995	–	–	1,995
Shares issued for instalment payments on senior convertible notes	1,809	4.58	8,281	–	–	–	8,281
December 1, 2006 instalment made in advance	–	–	2,090	–	–	–	2,090
Transfer of expired warrants	–	–	–	402	(402)	–	–
Loss	–		–	–	–	(28,777)	(28,777)

Balance, November 30, 2007	22,391		365,670	22,744	16,725	(381,783)	23,356
Fair value of stock options granted	–	–	–	811	–	–	811
Deferred share units exercised	34	0.21	7	–	–	–	7
Loss	–		–	–	–	(16,074)	(16,074)

Balance, November 30, 2008	22,425		$365,677	$23,555	$16,725	$(397,857)	$8,100

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

8.	Shareholders' equity (continued):

(b)	Common share consolidation:

On April 3, 2007, the Company received shareholder approval to consolidate its issued and outstanding common shares on the basis of one post-consolidated common share for every 10 pre-consolidated common shares.  The consolidation was implemented on April 17, 2007.  The comparative number of common shares issued and outstanding, warrants, basic and diluted loss per common share and the information in notes 7, 8, 9, 18(a), 18(b)(iv) and 18(e) has been amended to give effect to the share consolidation.

(c)	Share issuances:

On May 24, 2007, the Company issued 4.9 million common shares and 3.7 million five-year warrants for gross cash proceeds of $17.3 million (U.S. $16.0 million) (net proceeds of $15.4 million after costs of issuance of $1.9 million).  In addition, the Company issued 0.3 million broker warrants to the placement agent in connection with the financing.  The terms of the warrants are described in note 8(f).  The proceeds were allocated to the common shares and warrants based on their relative fair values.  The fair value of the warrants was estimated using the Black-Scholes option pricing model using the following assumptions:

	Five-year	Broker
	warrants	warrants

Dividend yield	–	–
Risk-free interest rates	4.41%	4.43%
Volatility	93%	115%
Expected life of warrants	5.0 years	3.0 years

On November 14, 2006, the Company issued 4.3 million common shares, 1.7 million five-year warrants and 0.4 million six-month warrants to purchase common shares for gross cash proceeds of $23.1 million (U.S. $20.3 million) (net proceeds of $20.2 million after cost of issuance of $2.9 million).  In addition, the Company issued 0.3 million broker warrants to the placement agent in connection with the financing.  The terms of the warrants are described in note 8(f).  The proceeds were allocated to the common shares and warrants based on their relative fair values.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

8.	Shareholders' equity (continued):

(d)	Stock-based compensation plans:

In May 2003, the Company adopted two new stock option plans (the "2003 Employee Plan" and the "2003 Director Plan") to eventually replace the Company's original stock option plan (the "Original Plan").  All grants of options after May 2003 are made from the new plans and no further option grants will be made under the Original Plan.

On March 25, 2008, the Company's shareholders approved an increase in the maximum number of common shares issuable under the 2003 Employee Plan to 12% of the issued and outstanding common shares of the Company from time to time, or 2,690,966, based on the number of issued and outstanding common shares as at November 30, 2008.  In addition, the Company's shareholders approved amending the 2003 Employee Plan to allow restricted stock units to be granted.  No restricted stock units were outstanding as at November 30, 2008.  On March 25, 2008, the Company's shareholders approved an increase in the maximum number of common shares issuable under the 2003 Director Plan to 300,000.

Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on The Toronto Stock Exchange on the last trading day prior to the grant of the option.  Options granted under these plans have a maximum term of 10 years and generally vest over a period of up to three years.  As at November 30, 2008, there were 2.0 million (2007 - 1.0 million; 2006 - 0.2 million) options and restricted stock units available for grant.

	2008		2007		2006
		Weighted		Weighted		Weighted
		average		average		average
Number of		exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price

Outstanding, beginning of year	879	$20.67	812	$30.30	431	$56.00
Issued	1,224	1.74	404	3.19	502	13.80
Expired or cancelled	(1,094)	7.21	(337)	22.97	(121)	53.00

Outstanding, end of year	1,009	11.61	879	20.67	812	30.30

Exercisable, end of year	517		402		313

The table above includes 25,000 (2007 - 2,500; 2006 - 24,497) options granted to non-employees for a fair value of $15,513 (2007 - $8,700; 2006 - $0.2 million), all of which was recorded as an expense in 2008.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

8.	Shareholders' equity (continued):

The following table provides information on options outstanding and exercisable as of November 30, 2008:

		Options outstanding		Options exercisable
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life (years)	Number exercisable	Weighted average exercise price

$0.79 - $1.63	91	$0.79	9.04	90	$0.79
$1.64 - $2.11	333	1.92	9.21	25	1.92
$2.12 - $4.29	200	2.12	8.84	83	2.12
$4.30 - $7.50	167	5.68	6.22	117	5.75
$7.51 - $92.10	218	44.18	3.54	202	45.52

	1,009	11.61	7.40	517	19.67

The total number of in-the-money options vested and exercisable as of November 30, 2008 was nil.

The aggregate intrinsic value of exercisable options as at November 30, 2008 and 2007 was nil.

The weighted average remaining contractual life of exercisable options is 5.9 years.

The fair value of stock-based compensation was estimated using the Black-Scholes option pricing model at the grant date using the following assumptions:

	2008	2007	2006

Dividend yield	–	–	–
Weighted average risk-free interest rate	3.42%	4.19%	4.10%
Volatility factor of the expected market price of the Company's common shares	96.2%	95.3%	87.3%
Weighted average expected life of the employment options	6.1 years	6.0 years	5.9 years

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

8.	Shareholders' equity (continued):

The resulting weighted average fair value per share at the grant date of the employee and non-employee stock-based compensation issued in fiscal 2008 is $1.38 (2007 - $2.34; 2006 - $9.60).

Total compensation cost for stock-based compensation arrangements recognized in income in fiscal 2008 was $0.8 million (2007 - $2.0 million; 2006 - $3.1 million).

On exercise of options, the Company's policy is to issue shares from treasury.

(e)	Deferred share units:

Effective January 1, 2004, the Company established a plan to grant DSUs to its non-management directors.  On March 25, 2008, the Company's shareholders approved increasing the maximum number of common shares issuable under the DSU plan to 625,000.  Under the plan, the directors will defer any cash remuneration that they would have otherwise received for services rendered and in lieu thereof will receive the number of DSUs which is equivalent in value to the remuneration deferred.  A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on The Toronto Stock Exchange.  Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

The Company recorded $0.2 million (2007 - $0.2 million; 2006 - $0.3 million) in compensation expense relating to 346,852 (2007 - 58,140; 2006 - 14,476) DSUs granted in 2008 for services rendered during the year.  As at November 30, 2008, 390,705 (2007 - 78,049) DSUs are issued and outstanding with a value of $47,000 (2007 - $0.1 million) based upon the market value of the Company's common shares at November 30, 2008.  During 2008, 34,196 DSUs were exercised (2007 - nil; 2006 - 2,396).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

8.	Shareholders' equity (continued):

(f)	Warrants:

As at November 30, the warrants which are outstanding and exercisable are as follows:

	2008	2007	2006

Outstanding, beginning of year	6,478	2,927	431
Issued	–	3,983	2,594
Expired	–	(432)	(98)

Outstanding, end of year	6,478	6,478	2,927

Exercisable, end of year	6,478	6,478	2,927

The following table provides information on warrants outstanding as of November 30, 2008:

Exercise	Number		Shares issuable
price	outstanding	Expiry	upon exercise

U.S. $13.59	333	October 7, 2010	736
U.S. $14.05	39	February 28, 2011	86
U.S. $13.59	39	March 31, 2011	86
U.S. $13.59	39	April 30, 2011	86
U.S. $ 13.59	61	May 31, 2011	134
U.S. $ 6.30	1,728	November 14, 2011	1,728
U.S. $ 6.30	256	November 14, 2009	256
U.S. $ 3.16	3,688	May 24, 2012	3,688
U.S. $ 3.81	295	May 24, 2010	295

	6,478		7,095

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

9.	Loss per share:

The computations for basic and diluted loss per share are as follows:

	2008	2007	2006

Loss for the year	$(16,074)	$(28,777)	$(66,360)

Weighted average number of common shares outstanding:
Basic and diluted	22,397	19,717	9,408

Loss per common share:
Basic and diluted	$(0.72)	$(1.46)	$(7.05)

The options and warrants to purchase common shares and the senior convertible notes payable are not included in the calculation of diluted loss per share because the Company has a loss for each period presented and to do so would be anti-dilutive.

10.	Consolidated statements of cash flows:

(a)	Change in non-cash operating working capital:

	Years ended November 30,			Period from December 1, 1987 to November 30,
	2008	2007	2006	2008

Decrease (increase) in:
Clinical supplies	$1,363	$(152)	$651	$–
Tax credits recoverable	983	(238)	(197)	(582)
Prepaid expenses and deposits	599	597	239	(156)
Increase (decrease) in:
Accounts payable and accrued liabilities	(3,458)	(3,742)	(17,851)	1,176

	$(513)	$(3,535)	$(17,158)	$438

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

10.	Consolidated statements of cash flows (continued):

(b)	Supplemental disclosure of non-cash transactions:

	Years ended November 30,			Period from December 1, 1987 to November 30,
	2008	2007	2006	2008

Non-cash financing activities:
Warrants and options issued as share issue costs	$–	$470	$705	$2,944
Shares issued for services	7	–	36	2,492
Debt conversion	–	(8,622)	(29,288)	(40,684)
Shares issued on debt conversion	–	10,371	31,114	44,259
Acceleration warrants issued in connection with debt	–	–	2,322	2,322
Shares issued on debt conversion by note holders	–	–	263	263
Shares issued for technology	–	–	–	2,799
Share issue costs associated with public offering	–	(470)	(705)	(1,175)
Deferred share issue costs	–	–	–	503
Non-cash investing activities:
Shares issued to acquire technology	–	–	–	(2,799)

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

10.	Consolidated statements of cash flows (continued):

(c)	Supplemental cash flow information:

	Years ended November 30,			Period from December 1, 1987 to November 30,
	2008	2007	2006	2008

Interest received	$528	$1,328	$2,119	$13,829
Interest paid	–	5	930	1,279

11.	Fair values of financial instruments:

The carrying values of cash and cash equivalents, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these financial instruments.

12.	Income taxes:

The provision for income taxes differs from the amount computed by applying the statutory income tax rate to loss before income taxes.  The sources and tax effects of the differences are as follows:

	2008	2007	2006

Statutory income tax rate	33.73%	36.12%	36.12%

Basic rate applied to loss before
income taxes	$(5,421)	$(10,394)	$(23,969)
Adjustments resulting from:
Foreign losses affected at lower rates	1,922	4,959	10,383
Permanent differences	274	1,950	1,998
Change in valuation allowance	4,851	2,329	10,982
Change in enacted income tax rates	1,915	556	710
Other, including foreign exchange adjustment to Irish losses	(3,541)	600	(104)

	$–	$–	$–

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

12.	Income taxes (continued):

The tax effect of temporary differences that give rise to significant components of the Company's future tax assets and future tax liabilities at November 30 are presented below:

	2008	2007

Future tax assets:
Non-capital losses	$46,039	$38,010
Deductible share issue costs	774	1,823
Excess of tax value of capital assets over book value	128	147
SR&ED expenditure pool, net of refundable tax credits	7,990	9,776
Other, including net capital losses	2,538	2,862
	57,469	52,618

Valuation allowance	(57,469)	(52,618)

Net future tax asset	$–	$–

The Company has non-capital losses of approximately $8.4 million (2007 - nil) included in the consolidated non-capital losses, of which $2.4 million expires in 2027 and the remaining in 2028, the benefit of which will be recognized in the accounts when realized.

The Company's subsidiary, Vasogen Ireland Limited, has losses of approximately $339.7 million (2007 - $297.4 million) included in the consolidated non-capital losses, available indefinitely to reduce future taxable income, the benefit of which will be recognized in the accounts when realized.

The Company's other subsidiary, Vasogen Corp., also has losses of approximately $2.8 million (2007 - $2.1 million) included in the consolidated non-capital losses, which begin to expire in 2025, the benefit of which will be recognized in the accounts when realized.

Under the Income Tax Act (Canada), certain expenditures are classified as Scientific Research & Experimental Development ("SR&ED") expenditures and, for tax purposes, are grouped into a pool, which is 100% deductible in the year incurred.  This SR&ED expenditure pool can also be carried forward indefinitely and deducted in full in any subsequent year.

The balance of the SR&ED expenditure pool at November 30, 2008 is approximately $30.2 million (2007 - $32.4 million) for federal income tax purposes and $24.7 million (2007 - $26.9 million) for Ontario tax purposes.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

12.	Income taxes (continued):

The Company also has $12.6 million of investment tax credits ("ITCs") on SR&ED expenditures which have not been recognized in the accounts. These ITCs are available to be applied against federal taxes otherwise payable in future years.  The eligibility of the Company for provincial refundable research tax credits depends on the Company's compliance with the provincial tax legislation. The amount of tax credits ultimately received by the Company is dependent upon review by taxation authorities of the technical and financial aspects of the claims.  The ITCs will expire as follows:

2009	$439
2010	605
2011	951
2012	960
2013	1,497
2014	2,343
2015	2,062
2026	2,417
2027	907
2028	396

$12,577

13.	Capital risk management:

The Company's objectives when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.  Note 1 provides a discussion surrounding the Company's ability to continue as a going concern.

The Company includes cash and cash equivalents, long-term debt and equity, comprised of issued common shares, contributed surplus, warrants and deficit, in the definition of capital.

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations.  To secure the additional capital, the Company may attempt to raise additional funds through the issuance of debt, equity and warrants or by securing strategic partners.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

13.	Capital risk management (continued):

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended November 30, 2008.

14.	Financial risk management:
The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk and interest rate risk), credit risk, and liquidity risk.  The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

Risk management is carried out under policies approved by the Board of Directors.  Management identifies and evaluates financial risks and is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

(a)	Market risk:

(i)	Currency risk:

The Company is exposed to foreign exchange risk from various currencies, primarily U.S. dollars.  Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies.

The Company's main objective in managing its foreign exchange risk is to maintain U.S. cash on hand to support U.S. forecasted cash flows over an 18-month horizon.  To achieve this objective, the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held or by entering into foreign exchange contracts with Canadian chartered banks.  Foreign exchange contracts are only entered into for purposes of managing foreign exchange risk and not for speculative purposes.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

14.	Financial risk management (continued):

In November 2007, the Company entered into a forward foreign exchange contract to purchase, in aggregate, U.S. $12.9 million for $12.5 million in December 2007.  The fair value of this instrument at November 30, 2007 was an asset of $0.4 million.  The related gain was recorded in foreign exchange loss (gain) in the consolidated statement of operations, deficit and comprehensive income.  The Company did not have any forward foreign exchange contracts outstanding at November 30, 2008.

Balances in foreign currencies at November 30, 2008 are as follows:

	U.S. dollar	Euros	British pounds

Cash and cash equivalents	$764	€17	£–
Accounts payable and accrued liabilities	(246)	(76)	(1)

	$518	€(59)	£(1)

As the Company's functional or measurement currency is the Canadian dollar, U.S. dollar exchange rate fluctuations may have a significant impact from an accounting perspective.  However, they would not impair or enhance the ability of the Company to pay its foreign currency-denominated expenses as such items would be similarly affected.

(ii)	Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk.  The Company's cash and cash equivalents include highly liquid investments that earn interest at market rates.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

14.	Financial risk management (continued):

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis.  The Company's policy limits the investing of excess funds to liquid government and corporate bonds having a single "A" credit rating or greater.

Fluctuations in market rates of interest do not have a significant impact on the Company's results of operations due to the short term to maturity of the investments held.

The Company has recorded investment income at $0.5 million (2007 - $1.3 million; 2006 - $2.0 million) in relation to its cash and cash equivalents held for trading.

(b)	Credit risk:

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

The maximum exposure to credit risk of the Company at period end is the carrying value of its cash and cash equivalents.

The Company manages credit risk by maintaining bank accounts with Schedule I banks and investing only in highly rated Canadian and U.S. corporations with securities that are traded on active markets and are capable of prompt liquidation. Cash and cash equivalents of $8.6 million (November 30, 2007 - $23.5 million) are not subject to any external restrictions.

(c)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  Senior management is also actively involved in the review and approval of planned expenditures.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

14.	Financial risk management (continued):

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2008:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year

Accounts payable and accrued liabilities	$ 1,065	$ 131	$–	$–	$46

15.	Commitments and contingencies:

(a)	Royalty commitments:

The Company agreed to pay royalties to arm's-length third parties based on gross amounts receivable by the Company from future commercial sales of its products, aggregating 1.5% on all sales to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of the Company's Celacade technology to a maximum royalty of $5.0 million per annum.  To date, no royalties are due and/or payable.

(b)	Commitments:

Under the terms of certain operating lease agreements, the Company is committed to make a payment of $92,000 for the year ending November 30, 2009.  The Company has no further commitments beyond 2009.

Rent expense under operating leases, for the year ended November 30, 2008, is $0.6 million (2007 - $0.7 million; 2006 - $0.8 million).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

16.	Segment information:

The Company operates in one business segment:  the development of treatments and related products addressing chronic inflammatory disease.  The primary property and equipment are located in Canada.  The acquired technology, which as at November 30, 2008 and 2007 was fully amortized, is primarily in Ireland.

17.	Research and development projects:

The Company has undertaken the following significant research and development projects:

(a)	Platform technology:

The Company was focused on the research and development of treatments targeting the chronic inflammation underlying cardiovascular, neurological and other chronic inflammatory diseases.  The purpose of this project was to advance the development of these treatments and the associated product technology, enhance the value of the intellectual property, identify new approaches to treatment and new disease indications for clinical development, and when deemed appropriate, initiate research in these indications.  Based on the April 2008 and July 2008 restructurings, the Company is no longer focusing any significant resources in this area, pending the outcome of the Company's current strategic review process.

(b)	Celacade technology - cardiovascular program:

The Company's Celacade technology was being developed to target the chronic inflammation associated with cardiovascular disease.  The Company has completed preclinical and clinical studies targeted at various areas of cardiovascular disease.  Based on the April 2008 restructuring, the Company is no longer focusing any significant resources in this area, pending the outcome of the Company's current strategic review process.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

17.	Research and development projects (continued):

(c)	Celacade technology - autoimmune program:

The Company has completed preclinical and early-stage clinical studies with its Celacade technology in autoimmune disease.  The Company has not focused any significant resources in this area over the last three fiscal periods.

(d)	VP025 - neuro-inflammatory program:

The Company was also developing a new class of drugs, designed to interact with immune cells, leading to the modulation of cytokines - potent chemical messengers that regulate and control inflammation.  Based on the July 2008 restructuring, the Company is no longer focusing any significant resources in this area, pending the outcome of the Company's current strategic review process.

The following table outlines research and development costs expensed for the Company's significant research and development projects:

	Years ended November 30,			Period from December 1, 1987 to November 30,
	2008	2007	2006	2008

Research and development costs expensed:
Platform technology	$1,386	$2,156	$2,472	$44,643
Cardiovascular program	5,736	7,224	25,813	179,334
Autoimmune program	–	–	–	4,565
VP025	1,672	2,659	4,447	19,169

Total research and development costs expensed	$8,794	$12,039	$32,732	$247,711

Acquired technology:
Celacade platform	$–	$–	$–	$4,081

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

18.	Differences between generally accepted accounting principles in Canada and the United States:

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from United States GAAP.  The following tables present the impact of material differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements:

(a)	Consolidated statements of operations, deficit and comprehensive income:

	Years ended November 30,			Period from December 1, 1987 to November 30,
	2008	2007	2006	2008

Loss per Canadian GAAP	$(16,074)	$(28,777)	$(66,360)	$(390,414)
Acquired technology costs (b)(i)	–	–	–	(4,081)
Technology amortization (b)(i)	–	253	253	4,081
Non-employee stock options (b)(ii)	–	–	(58)	(3,476)
Employee stock options (b)(iii)	–	–	–	2,879
Performance-based options (b)(iii)	–	–	–	(278)
Warrants issued to acquire technology (b)(iv)	–	–	–	(61)
Accretion of senior convertible notes payable (b)(v)	–	799	(2,373)	(1,855)
Amortization of deferred financing costs (b)(v)	(265)	(298)	(963)	(1,671)
Loss on debt extinguishment (b)(v)	–	(1,426)	(1,131)	(2,557)
Fair value adjustment on embedded derivatives and warrants (b)(v)	779	3,394	9,711	16,890
Fair value adjustment on warrants from
November 2006 financing (b)(vi)	1,360	4,623	–	6,009
Fair value adjustment on warrants from May 2007 financing (b)(vi)	3,630	3,256	–	6,886

Loss and comprehensive loss per United States GAAP	$(10,570)	$(18,176)	$(60,921)	$(367,648)

Weighted average number of common shares under United States GAAP:
Basic and diluted	22,397	19,717	9,408

Basic and diluted loss per common share under United States GAAP	$(0.47)	$(0.92)	$(6.48)

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

18.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(b)	Consolidated balance sheets:

	2008		2007
		United		United
	Canada	States	Canada	States

Assets:
Deferred financing costs (v), (vi)	$–	$774	$–	$1,039
Liabilities:
Warrants (v), (vi)	–	124	–	5,893
Shareholders' equity:
Share capital (iv)	365,677	364,874	365,670	364,867
Contributed surplus (ii), (iii), (v)	23,555	13,034	22,744	12,223
Warrants	16,725	–	16,725	–
Deficit, end of period (i), (ii), (iii), (iv), (v), (vi)	(397,857)	(369,158)	(381,783)	(358,588)
Deficit accumulated during development stage (i), (ii), (iii), (iv), (v), (vi)	(396,347)	(367,648)	(380,273)	(357,078)

(i)	Acquired technology:

Canadian GAAP requires the capitalization and amortization of acquired technology costs.  Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology has not yet been established and no future alternative uses existed. Accordingly, for United States GAAP purposes, the costs would have been expensed at the date of acquisition and the amortization recorded under Canadian GAAP would be reversed.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

18.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(ii)	Stock-based compensation to non-employees:

Under Canadian GAAP, the Company accounts for stock-based compensation granted to non-employees on or after December 1, 2002 at fair value.  The fair value of any awards to non-employees granted prior to December 1, 2002 is not required to be recorded or presented under Canadian GAAP.

Under United States GAAP, the Company accounted for stock-based compensation, including options and warrants granted to non-employees on or after December 15, 1995, at fair value in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation.  Effective December 1, 2005, the Company adopted FASB Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-based Payments ("SFAS No. 123R").  There was no impact on the accounting for stock-based awards issued to non-employees in exchange for services as a result of this change.

There exists a difference between Canadian GAAP and United States GAAP for the fair value of options granted to non-employees after December 15, 1995 and prior to December 1, 2002, which are recorded at fair value under United States GAAP and which have not been recorded under Canadian GAAP.

(iii)	Stock-based compensation to employees:

Under Canadian GAAP, effective December 1, 2004, the Company accounts for stock-based compensation granted to employees, officers and directors on or after December 1, 2002 at fair value, which is measured using the Black-Scholes option pricing model.  Compensation cost is recognized over the service period.  Prior to December 1, 2004, the Company accounted for stock-based awards to employees, officers and directors using the settlement method.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

18.	Differences between generally accepted accounting principles in Canada and the United States (continued):

Under United States GAAP, the Company accounted for stock-based compensation, including options and warrants granted to employees prior to December 1, 2005, using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25").  In addition, the Company granted performance-based options to employees.  In accordance with APB 25, these awards were accounted for using variable plan accounting.  At each reporting date, compensation cost was measured based on an estimate of the number of options that vest considering the performance criteria and the difference between the market price of the underlying stock and the exercise price on that date.  Compensation cost was recognized over the performance period.

Effective December 1, 2005, the Company adopted SFAS No. 123R using the modified prospective transition approach, whereby the fair value of awards granted or modified on or after December 1, 2005 are measured at fair value.  The Company's awards have graded vesting conditions.  The compensation cost for each award is recognized on a straight-line basis over the service period of the entire award.

There exists a difference between Canadian GAAP and United States GAAP for the intrinsic and variable plan measurement for employee and performance-based options granted to employees prior to December 1, 2005 under United States GAAP and for the fair value measurement of such awards under Canadian GAAP.

(iv)	1996 warrants:

In 1996, 10,000 warrants were issued as part of the technology acquisition consideration.  United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model, and expensed as research and development expenses.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

18.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(v)	Senior convertible notes payable and warrants:

Prior to December 1, 2006 and the adoption of Section 3855 under Canadian GAAP, the common share purchase warrants and the equity component of the senior convertible notes payable were presented separately as components of shareholders' equity.  The Company allocated the gross proceeds received on the issuance of the senior convertible notes payable on a relative fair value basis between the three elements: the equity and debt components of the senior convertible notes payable and the warrants.  Issuance costs were allocated on a pro rata basis among the three elements.  Prior to December 1, 2006, Canadian GAAP did not permit separate accounting for embedded derivatives.

Effective December 1, 2006, with the adoption of Section 3855, Canadian GAAP requires recognition of embedded derivatives at fair value.  The Company adopted Section 3855 retrospectively, without restatement.  As a result of the adoption of Section 3855, the gross proceeds allocated to the debt component of the senior convertible notes payable was further allocated between the embedded derivatives, at fair value, and the debt component at the residual amount.  The embedded derivatives identified on December 1, 2006 were consistent with those previously recognized under United States GAAP.

Under United States GAAP, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, requires that an embedded derivative included in a debt arrangement for which the economic characteristics and risks are not clearly and closely related to the economic characteristics of the debt host contract be measured at fair value and presented as a liability.  Changes in fair value of the embedded derivative are recorded in the consolidated statements of operations, deficit and comprehensive income at each reporting date.  Embedded derivatives that met the criteria for bifurcation from the senior convertible notes payable and that were, therefore, measured at fair value consisted of the holders' conversion right, the instalment payment mechanism and the holders' contingent redemption and conversion rights in the event of a change in control or an event of default.  Under Canadian GAAP, the conversion option was an equity instrument that did not need to be remeasured.  As the conversion option expired unexercised, the amounts allocated to it were reclassified to contributed surplus.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

18.	Differences between generally accepted accounting principles in Canada and the United States (continued):

Under United States GAAP, the warrants are presented as a liability because they do not meet the criteria of Emerging Issues Task Force Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock ("EITF 00-19"), for equity classification.  Subsequent changes in fair value are recorded in the consolidated statements of operations, deficit and comprehensive income.  Under Canadian GAAP, the warrants are considered equity instruments and are not remeasured.

Under United States GAAP, the Company allocated the residual amount of the gross proceeds received to the senior convertible notes payable after the separate fair value measurement of the warrants and embedded derivatives.  All of the issuance costs related to the transaction were recognized as deferred financing costs under United States GAAP and were amortized to the consolidated statements of operations, deficit and comprehensive income using the effective interest yield method over the period to maturity.  The senior convertible notes payable carried an effective interest rate of 42%.  Differences in United States GAAP and Canadian GAAP result from the initial allocation differences and the subsequent accretion expense and amortization of deferred financing costs.  Differences in United States GAAP also result from the fair value remeasurement of the warrants and the conversion option as liabilities at each reporting period.

Subsequent to December 1, 2006 for Canadian GAAP and United States GAAP, the twelve-day weighted average share price adjustment represented a derivative that was measured at fair value and changes in fair value were recorded in the consolidated statements of operations, deficit and comprehensive income as extinguishment loss.  The settlement of the twelve-day weighted average share price adjustment was accounted for as either a settlement of additional debt, if an asset, or as the proceeds to issue additional shares if a liability.  Prior to the adoption of Section 3855, under Canadian GAAP, there was no recognition of the twelve-day weighted average share price adjustment as a derivative.  Adjustments to the number of shares issued or debt exchanged were accounted for as adjustments to share capital at no value.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

18.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(vi)	Warrants:

Under Canadian GAAP, the common shares and the warrants issued on November 14, 2006 and on May 24, 2007 are presented separately as components of shareholders' equity.  The Company allocated the gross proceeds received on a relative fair value basis between the common shares and the warrants.  The related issuance costs were allocated on a pro rata basis to the common shares and the warrants.

Under United States GAAP, the warrants are presented as a liability because they do not meet the criteria of EITF 00-19 for equity classification.  As a result, the Company allocated the residual amount of the gross proceeds received to the common shares after the separate fair value measurement of the liability-classified warrants.  Subsequent changes in the fair value of the warrants are recorded in the consolidated statements of operations, deficit and comprehensive income.  Under Canadian GAAP, the related issuance costs were allocated on a pro rata basis to the common shares and the warrants and recorded in shareholders' equity.  However, under United States GAAP, the amount of issuance costs allocated to the warrants is recognized as deferred financing costs and is amortized to the consolidated statements of operations, deficit and comprehensive income over the term of the warrants.

(c)	Consolidated statements of cash flows:

Cash from operations under United States GAAP includes the adjustments to loss for the year outlined in note 18(b).  Cash used in investments under United States GAAP excludes amounts representing acquired technology (note 18(b)(i)).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

18.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(d)	Income taxes:

During the years ended November 30, 2008 and 2007, the Company did not record any tax expense on loss from operations.

On December 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainties in Income Taxes ("FIN 48"), an interpretation of FASB Statement 109, Accounting for Income Taxes ("SFAS 109").  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109.  The interpretation prescribed a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The evaluation of tax positions under FIN 48 is a two-step process, whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position; and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the related tax authority.

The adoption of FIN 48 did not result in a change to the Company's opening accumulated deficit as at December 1, 2007.  As a result of the adoption of FIN 48, the Company reduced its gross deferred tax asset by approximately $470,000 related to the future benefit of certain stock-based compensation paid to non-employees in Canada.

The Company has approximately $470,000 of total gross unrecognized tax benefits as of the adoption of FIN 48 at December 1, 2007.  As the Company has a full valuation allowance against these unrecognized tax benefits, the recognition of these benefits would not favourably affect the effective income tax rate in future periods.

As at November 30, 2008, the Company did not have any gross unrecognized tax benefits.  The decrease of $470,000 since adoption resulted from a settlement of a stock-based compensation deduction with the Canada Revenue Agency in the second quarter of 2008.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

18.	Differences between generally accepted accounting principles in Canada and the United States (continued):

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense.  During the years ended November 30, 2008 and November 30, 2007, the Company did not recognize any interest and penalties.  The Company had no amounts accrued for the payment of interest and penalties as of November 30, 2008 or November 30, 2007.

The Company is subject to tax examinations in all major taxing jurisdictions in which it operates (namely Canada, the United States and Ireland).  The Company's tax years 2001 through 2008 remain open in Canada for regular examination and for transfer pricing purposes.  Furthermore, taxation years 2003 through 2008 remain open for examination in other jurisdictions.

The following is a tabular reconciliation of the Company's change in uncertain tax position under FIN 48:

Total gross
unrecognized
tax benefits

Balance, November 30, 2007	$470
Settlement of tax positions	(470)

Balance, November 30, 2008	$–

In accordance with SFAS 109, the Company reviews all available positive and negative evidence to evaluate the recoverability of the deferred tax assets.  This includes a review of such evidence as the carryforward periods of the significant tax assets, the Company's history of generating taxable income in its significant tax jurisdictions (namely Canada, the United States and Ireland), the Company's cumulative profits or losses in recent years, and the Company's projections of earnings in its significant jurisdictions.  On a jurisdictional basis, the Company is in a cumulative loss position in all of its significant jurisdictions.  For all jurisdictions, the Company continues to maintain a valuation allowance against all of its deferred income tax assets.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

18.	Differences between generally accepted accounting principles in Canada and the United States (continued):

Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature.  Under United States GAAP, these tax credits would be reclassified as a reduction of income tax expense.  Total research and development tax credits netted against research and development expenses on the consolidated statements of operations, deficit and comprehensive income are set out in note 2(h).

(e)	Consolidated statement of shareholders' equity in accordance with United States GAAP:

	Number of shares	Common shares' average share price	Share capital	Additional paid-in capital	Warrants	Deficit	Period from December 1, 1987 to November 30, 2008

Balance, November 30, 2006	15,665		$343,906	$10,228	$–	$(340,412)	$13,722
Shares issued for cash	4,917	2.20	10,827	–	–	–	10,827
Share issue costs	–	–	(1,184)	–	–	–	(1,184)
Debt conversion	1,809	6.26	11,318	–	–	–	11,318
Fair value of stock options granted	–	–	–	1,995	–	–	1,995
Loss and comprehensive loss	–		–	–	–	(18,176)	(18,176)

Balance, November 30, 2007	22,391		364,867	12,223	–	(358,588)	18,502
Fair value of stock options granted	–	–	–	811	–	–	811
DSUs exercised	34	0.21	7	–	–	–	7
Loss and comprehensive loss	–		–	–	–	(10,570)	(10,570)

Balance, November 30, 2008	22,425		$364,874	$13,034	$–	$(369,158)	$8,750

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

18.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(f)	Changes in accounting policies:

(i)	Fair value measurements:

On December 1, 2007, the Company adopted the currently effective provisions of SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in United States GAAP and enhances disclosures about fair value measurements.  This statement applies when other accounting pronouncements require fair value measurements.  It does not require new fair value measurements.  The adoption of this standard did not have a material impact on the Company's consolidated financial position and results of operations.

(ii)	Fair value option:

On December 1, 2007, the Company adopted SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159").  Under the provisions of SFAS 159, companies may choose to account for eligible financial instruments, warranties and insurance contracts at fair value on a contract-by-contract basis.  Changes in fair value are recognized in earnings each reporting period.  The adoption of this standard did not have a material impact on the Company's consolidated financial position and results of operations.

(g)	Recent accounting pronouncements issued and not yet adopted:

(i)	Collaborative arrangements:

EITF No. 07-1, Collaborative Arrangements ("EITF 07-1"), addresses the accounting for arrangements in which two companies work together to achieve a commercial objective, without forming a separate legal entity.  The nature and purpose of a company's collaborative arrangements are required to be disclosed, along with the accounting policies applied and the classification and amounts for significant financial activities related to the arrangements.  The Company is required to adopt the provision effective December 1, 2008.  The Company is currently assessing the impact of EITF 07-1 on its results of operations and financial position.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

18.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(ii)	Accounting for advance payments for research and development activities:

EITF No. 07-3, Accounting for Advance Payments for Goods or Services to be Received for Use in Future Research and Development Activities ("EITF 07-3"), provides clarification surrounding the accounting for non-refundable research and development advance payments, whereby such payments should be recorded as an asset when the advance payment is made and recognized as an expense when the research and development activities are performed.  The Company is required to adopt the provisions of EITF 07-3 on December 1, 2008.  The Company is currently assessing the impact that it will have on its results of operations and financial position.

(iii)	Disclosure about derivative instruments and hedging activities:

SFAS 161, Disclosures about Derivative Instruments and Hedging Activities ("SFAS 161"), amends and expands the disclosure requirements in SFAS 133, Accounting for Derivative Instruments and Hedging Activities.  The intention is to provide an enhanced understanding of how and why an entity used derivative instruments, how derivative instruments and related hedges items are accounted for, and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows.  The Company is required to adopt the provisions of SFAS 161 on December 1, 2008.  The Company is currently assessing the impact that it will have on its disclosures in accordance with United States GAAP.

(iv)	Business combinations:

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations.  The statement will require all business acquisitions to be measured at fair value, the existing definition of a business would be expanded, pre-acquisition contingencies would be measured at fair value, most acquisition-related costs would be recognized as expenses as incurred, as well as other changes.  The statement is effective for the Company beginning December 1, 2009.  The Company is currently assessing the impact of this new standard on its consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

18.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(v)	Non-controlling interests:

In December 2007, the FASB issued FASB Statement No. 160, Non-controlling Interests in Financial Statements.  The statement will improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing new accounting and reporting standards.  The statement is effective for the Company beginning December 1, 2009.  The Company is currently assessing the impact of this new standard on its consolidated financial statements.

19.	Subsequent events:

Subsequent to November 30, 2008, the Company entered into an agreement to sell a United States patent application and its related foreign counterparts for U.S. $0.4 million.  This device-based intellectual property has not been used to date in the Celacade System; however, the Company has retained rights to this technology for any potential use as it relates to its Celacade System.

Subsequent to November 30, 2008, the Company announced additional terminations to further reduce its cash-burn rate as the Company continues to explore strategic alternatives.  As a result, $0.1 million in severance will be paid to terminated employees subsequent to year end.

Subsequent to November 30, 2008, the Company's employment contract with its President and Chief Executive Officer was terminated.  As a result of contractual obligations under the employment agreement, the Company will pay $1.0 million in the first quarter of 2009 in full settlement of those obligations.  The Chief Executive Officer will continue to provide services to the Company under a contract arrangement.